EXHIBIT 4.11

Dated 30 April 2024
COSTAMARE BULKERS SERVICES PTE. LTD. as Service Provider and COSTAMARE BULKERS INC. as Service Recipient
Tax Indemnity Deed
in respect of the Agreement dated 14 November 2022 as amended and restated on 15 June 2023 and on 30 April 2024, in relation to (a) the provision of chartering brokerage and other services and (b) the co-operation on chartering vessels

Contents

Clause		Page

1	Definitions and interpretation	1

2	Tax Covenant	2

3	Withholdings and Gross-up	2

4	Payment	3

5	Termination	3

THIS DEED is dated           2024 and is made between:

(1)
COSTAMARE BULKERS SERVICES PTE. LTD. (UEN: 202233263W), a private company limited by shares incorporated in Singapore with its registered office address at 8 Marina Boulevard, #17-01, Marina Bay Financial Centre, Singapore 018981 (the Service Provider); and

(2)
COSTAMARE BULKERS INC. (company registration number 109505), a corporation incorporated in the Marshall Islands whose principal administrative office is at Gildo Pastor Center, 7 rue de Gabian, Fontvieille, Monaco 98000 (the Service Recipient).

WHEREAS this Deed is entered into pursuant to an agreement for (a) the provision of chartering brokerage and other services and (b) the co-operation on chartering vessels dated 14 November 2022 as amended and restated on 15 June 2023 and on 30 April 2024 (the Agreement) between the Service Provider and the Service Recipient for the provision of services to the Service Recipient.

NOW IT IS HEREBY AGREED as follows:

1	Definitions and interpretation

1.1	Words and expressions defined in clause 1 of the Agreement shall (unless the context otherwise requires) have the same meaning for the purposes of this Deed.

1.2	In this Deed:

Actual Tax Liability means, at any relevant time, the liability of the Service Provider to make a payment of Taxation or to make a payment in respect of Taxation at that time

Business Day means a day (other than a Saturday or Sunday) when banks are open for the transaction of normal banking business in Athens (Greece), Singapore and the United States of America

Expected Tax Liability means, at any relevant time, the amount equal to the Actual Taxation Liability if such liability were calculated on the basis of:

(a)	the Fees of the Service Provider being calculated in accordance with clause 8.1 of the Agreement; and

(b)
the amounts used by the Service Provider as its Cost Base and/or as its pass-through revenues or costs incurred in connection with the Agreement, that: (i) have not been successfully challenged by a competent Taxation Authority; and (ii) have been calculated in accordance with applicable law, regulation, regulatory requirement and accounting requirements in force on the date of the Agreement

Tax Charge means, at any relevant time, the amount by which the Actual Tax Liability exceeds the Expected Tax Liability at, in each case, that time.

Taxation means:

(a)	all forms of tax, levy, duty, charge, impost, withholding, contribution or other amount whenever created or imposed, payable to or imposed by any Taxation Authority; or

(b)
all charges, interest, penalties and fines incidental or relating to any Taxation falling within (a) above or which arise as a result of the failure to pay any Taxation on the due date or to comply with any obligation relating to Taxation

Taxation Authority means any revenue, customs, fiscal, governmental, statutory, state, provincial, supra-national authority, body or person

1.3
The provisions of clauses 13 (Confidentiality), 17 (Assignment and subcontracting), 20 (Waiver), 21 (Notices), 24 (Further assurances), 25 (Severance), 32 (Governing law) and 33 (Jurisdiction) of the Agreement shall apply as if the same were set out here in full, and as if references therein to “the Agreement” were references to this Deed.

1.4	References to clauses are (unless the context otherwise requires) references to clauses of this Deed.

2	Tax Covenant

The Service Recipient hereby covenants with the Service Provider to pay on demand and shall indemnify (and keep indemnified) and hold harmless on demand the Service Provider for the amount equal to the Tax Charge in respect of any Actual Tax Liability assessed and imposed on the Service Provider by a Competent Tax Authority.

3	Withholdings and Gross-up

3.1	All sums payable under this Deed by the Service Recipient shall be paid free and clear of all deductions or withholdings whatsoever, save only as may be required by law.

3.2
If, at any time, any applicable law, regulation or regulatory requirement requires the Service Recipient to make any deduction or withholding from any sums payable to the Service Provider under this Deed, the amount so due shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Service Provider receives, on the due date for such payment, a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made.

3.3	If the Service Recipient is required by law to make any deduction or withholding as referred to in clause 3.2, the Service Recipient shall:

(a)	make such deduction or withholding; and

(b)	pay the full amount deducted or withheld to the relevant Taxation Authority in accordance with applicable law, regulation or regulatory requirement.

3.4
If any amount paid or due to the Service Provider hereunder gives rise to any Actual Tax Liability, or would give rise to an Actual Tax Liability, in the hands of the Service Provider, then the amount so paid or due (in this clause 3.4, the net amount) shall be increased to an amount (in this clause 3.4, the grossed-up payment) which (after subtraction of the amount of any Actual Tax Liability which arises or would arise in the hands of the Service Provider with respect to the grossed-up payment) shall equal the net amount, provided that if any amount is initially paid on the basis that the amount due is not taxable in the hands of the Service Provider or vice versa and it is subsequently determined that it is or that it is not, such additional amounts shall be paid to or by the Service Provider as shall place the Service Provider in the same after-tax position as it would have been in if the amount due had not been taxable in the hands of the Service Provider.

4	Payment

Where any amount is required to be paid by the Service Recipient to the Service Provider under clause 2, the Service Recipient shall pay such amount in cleared, immediately available funds on or before the date ten (10) Business Days before the last date on which the Taxation in question is due for payment to the relevant Taxation Authority without incurring any penalty, fine or interest, or, if later, five (5) Business Days following the date on which the Service Provider notifies the Service Recipient of its liability to make payment pursuant to this clause and the amount of that payment.

5	Termination

This Agreement shall automatically terminate in the event the shareholder of the Service Provider sells any of its shares in the Service Provider to any party other than to Mr. Konstantinos Konstantakopoulos or any of his nominees.

This Deed has been executed as a deed, and it has been delivered on the date stated at the beginning of this Deed.

EXECUTED as a DEED	)

for and on behalf of	)

COSTAMARE BULKERS SERVICES PTE. LTD.,	)

)

acting by a director, in the presence of:	)	(Director)

Name of witness:

Address:

EXECUTED as a DEED	)

for and on behalf of	)

COSTAMARE BULKERS INC.	)

acting by a director, in the presence of:	)

(Director)

Name of witness:

Address: